Exhibit 99.1

JohnsonDiversey, Inc. CFO to Assume New Strategic Role

RACINE, WI, August 12, 2004 – JohnsonDiversey, Inc. today announced, effective August 16, 2004, Executive Vice President and Chief Financial Officer Michael Bailey will assume a newly created strategic role within the company as executive vice president of corporate development.

In this new role, Mr. Bailey, who has served as CFO since 1999, will oversee business development, merger, acquisition and business alliance activity, strategy development and execution and information technology management. Mr. Bailey will continue to serve as a member of the company’s Senior Management Committee.

“Mike has made many important contributions as CFO, and he will continue to be a valuable leader for the company as we shift his focus to helping execute our strategic goals and building new business,” said JohnsonDiversey, Inc. President and Chief Executive Officer Greg Lawton.

Also effective August 16, 2004, JohnsonDiversey, Inc. Vice President and Controller Clive Newman will become interim CFO. As interim CFO, Mr. Newman will also serve as a member of the company’s Senior Management Committee. Mr. Newman has been in his current role since completion of the company’s acquisition of DiverseyLever in May 2002.

Mr. Newman has 19 years of finance experience, including serving as European finance director and global controller for the Unilever industrial detergents business.

“Clive has made outstanding contributions to the company since 2002, including playing a lead role in the implementation of the global internal control improvement plan and in the launch of our public reporting system,” Mr. Lawton said.

Mr. Lawton said the company is committed to sound financial controls and to continuing the implementation of the previously announced Financial Infrastructure Internal Control Improvement Plan.

“To improve financial oversight and to further enhance the skills of senior finance leadership of the company, we have begun the search for an experienced public company CFO with strong technical accounting and controls skills,” Mr. Lawton said. “We believe these actions will help the company meet the applicable public reporting and controls requirements.”

With operations in more than 60 countries, JohnsonDiversey, Inc. is a leading global provider of cleaning and hygiene solutions to the institutional and industrial marketplace. JohnsonDiversey, Inc. serves customers in the lodging, food services, retail, health care, food and beverage sectors as well as building service contractors worldwide.

Contacts:	For Media:
John Matthews
Vice President Global Communications
(262) 631-2206
john.matthews@johnsondiversey.com

For Investors/Analysts:
Kathleen Powers
Treasury Director, Global Funding
(262) 631-4001
kathleen.powers@johnsondiversey.com